Filed by Coventry Health Care, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: First Health Group Corp.
Commission File No.: 0-15846

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

This filing relates to the proposed merger pursuant to the terms of that certain Agreement and Plan of Merger, dated as of October 13, 2004 (the “Merger Agreement”), among Coventry Health Care, Inc. (“Coventry”), Coventry Merger Sub Inc. and First Health Group Corp. (“First Health”). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by First Health on October 14, 2004, and is incorporated by reference into this filing.

First Health and Coventry Video Transcription
for First Health Colleagues
October 14, 2004

Hello. For those of you who haven’t met me in person, I’m Ed Wristen. I’m pleased to be joined today by Dale Wolf, who’s designated to become the chief executive officer of Coventry Health Care.

Both of us want to thank all of the First Health colleagues who are joining us for this broadcast. Today, Dale and I want to provide you with some additional perspective on why First Health and Coventry have agreed to merge and what the transaction will mean for our future.

I’m excited about the potential of this powerful combination, which will provide a wealth of new resources for our clients and opportunities for our colleagues as well as enhanced value for our shareholders. We know that you will have questions about the merger since we’ve just announced this news today. There are obviously many questions that we won’t be able to answer until our integration plans are further along.

I can tell you that we will communicate with you openly and frequently and that we will provide you with as much information as possible as our plans develop. I can also tell you that I cannot imagine a better merger partner for First Health than Coventry. With revenues of more than $5 billion, Coventry is a well managed Fortune 500 company with a track record of service, growth and profitability.

I think we all recognize that health care today is a rapidly consolidating industry. Critical mass and financial strength clearly are the keys to future success. I am confident that in Coventry we have found a partner who can help us build one of the premier companies in our industry. Now, let me ask Dale Wolf to share some of the key aspects of our exciting vision for the future of our combined companies. Dale?

Thanks Ed. I am truly excited to be here with you and members of the First Health team. Ed talked about our vision and about building one of the premier companies in managed health care. So let me start there.

Our combined company will have revenues of more than 6 billion dollars, serve more than 25,000 customers, and employ more than 10,000 people. With a combined market capitalization exceeding 6 billion dollars, we will be one of the largest publicly trading managed health care companies in the United States.

But bigger is not our only objective – to be better is our primary goal. With expanded size comes the ability to lower medical costs for the benefit of our clients. It also means that we can provide greater breadth and depth of services and drive superior performance for shareholders.

What’s also important is that First Health and Coventry are a natural fit, in terms of our business models, client basis and market penetration. This is truly a situation where two plus two equals five.

As you know, First Health’s expertise lies in the group health, public sector and workers’ compensation business. Coventry on the other hand has primarily had an HMO focus. The result of the merger will be a much broader offering of products and services to our clients. The two companies have different, but complimentary market profiles as well. Coventry has tended to serve local clients, who are based in one of our fifteen markets in the Midwest, mid-Atlantic and southeast United States. First Health has more of a national profile, serving larger corporations that operate in multiple markets nationally. Together, we will have the best of both worlds, a local focus and national scope.

Our business models also fit together remarkably well. First Health has essentially pursued a fee-based approach, while Coventry has more of a risk-based business model. This match up will provide the combined company with a balanced revenue stream. All of this means that our new company will be able to deliver a wider range of services to more types of clients in more markets. It also means that we will be a more significant, financially stronger and more profitable competitive force in our business and we are confident that this combination will produce opportunities for our people.

I am here today because I have enormous admiration for the enterprise that all of you have built at First Health. Your commitment to bringing superior service to clients and health care consumers and building solid relationships with providers has been proven time and time again. I know that I speak for everyone at Coventry when I say that we are proud to be joining forces with your organization. In the next few weeks and months I hope I have the opportunity to meet many of you personally and to work with you to build an exceptional company.

As you know, all mergers involve some integration and consolidation. Going forward, we’ll put the two companies together in a way that makes sense, that takes the best of each organizations values and practices and that places us in the strongest possible position to achieve our long term potential. We’ll move quickly, but thoughtfully, as our plans progress I will be communicating with you, candidly, and on a regular basis. Again, thanks for your attention and for the terrific effort that I know you’ll be making to move our combined companies forward. Now, let me turn it back to Ed.

Thanks Dale. I just want to make a couple of additional points. Earlier today, following the public announcement of the merger, Dale and I began sharing the news with some of our key clients. I can tell you that clients are incredibly enthusiastic about this deal and its potential to take our service to a new level. Positive reactions like that can only be good for the future of our combined businesses. And that brings me to my last point. The future of this new company lies in how effectively we execute our vision, and how well we translate that vision into value for our clients, our shareholders and colleagues. I know that the First Health team has always delivered on our commitments and that I can count on you to help us realize the benefits of this merger. Thank you.

Additional Information

This communication is not a solicitation of a proxy from any security holder of First Health. First Health and Coventry intend to file a registration statement on Form S-4 with the SEC in connection with the Merger. The Form S-4 will contain a prospectus, a proxy statement and other documents for the stockholders’ meeting of First Health at which time the proposed transaction will be considered. The Form S-4, proxy statement and prospectus will contain important information about First Health, Coventry, the Merger and related matters. Investors and stockholders should read the Form S-4, the proxy statement and prospectus and the other documents filed with the SEC in connection with the Merger carefully before they make any decision with respect to the Merger. The Form S-4, proxy statement and prospectus, and all other documents filed with the SEC in connection with the Merger will be available when filed free of charge at the SEC’s web site, www.sec.gov. In addition, all documents filed with the SEC by First Health in connection with the Merger will be made available to investors free of charge by writing to: First Health Group Corp., 3200 Highland Avenue, Downers Grove, Illinois 60515, Attn: Investor Relations. All documents filed with the SEC by Coventry in connection with the Merger will be made available to investors free of charge by writing to: Coventry Health Care, Inc., 6705 Rockledge Drive, Suite 900, Bethesda, Maryland 20817, Attn: Investor Relations.

First Health, Coventry their respective directors and executive officers may be deemed participants in the solicitation of proxies from First Health’s stockholders. Information concerning First Health’s directors and certain executive officers and their direct and indirect interests in First Health is contained in its proxy statement for its 2004 annual meeting of stockholders. Information concerning Coventry’s directors and certain executive officers and their direct and indirect interests in Coventry is contained in its proxy statement for its 2004 annual meeting of stockholders. Additional information regarding the interests of these participants in the Merger will be available in the proxy statement regarding the Merger. Investors can obtain free copies of these documents from the SEC’s website.